                                                Filed pursuant to Rule 424(b)(5)
                                                Registration Number 333-45352

      THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

         THIS PROSPECTUS SUPPLEMENT RELATES TO SECURITIES THAT ARE THE
                SUBJECT OF AN EFFECTIVE REGISTRATION STATEMENT.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 22, 2000

--------------------------------------------------------------------------------

                             PROSPECTUS SUPPLEMENT
                                       TO
                        PROSPECTUS DATED OCTOBER 6, 2000
--------------------------------------------------------------------------------

                            GREKA ENERGY CORPORATION

                                 450,000 SHARES

                                  COMMON STOCK
                                 (NO PAR VALUE)

We are offering 450,000 shares of our no par value common stock which will be traded on the Nasdaq National Market System under our symbol, "GRKA." On
November   , 2000, the last reported sale price of our common stock was $
per share.

The underwriters have an option to purchase an additional 67,500 shares from Greka to cover over allotments.

THERE ARE CERTAIN RISKS INVOLVED WITH THE OWNERSHIP OF OUR COMMON STOCK, INCLUDING RISKS RELATED TO OUR BUSINESS AND THE MARKETS FOR OUR COMMON STOCK. SEE "RISK FACTORS" BEGINNING ON PAGE S-4 OF THE PROSPECTUS SUPPLEMENT AND PAGE 6 OF THE PROSPECTUS.

--------------------------------------------------------------------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public offering price                                         $           $
Underwriting discount                                         $           $
Proceeds before expenses to GREKA Energy                      $           $

--------------------------------------------------------------------------------

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS WHICH ACCOMPANIES THIS PROSPECTUS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FRIEDMAN BILLINGS RAMSEY                                   SANDERS MORRIS HARRIS

          The date of this prospectus supplement is November   , 2000

                                TABLE OF CONTENTS

         PROSPECTUS SUPPLEMENT                                                  PROSPECTUS

Prospectus Supplement Summary...............S-3                        About this Prospectus.................. 2
Recent Developments ........................S-4                        Information Made Available
Risk Factors................................S-4                          to You............................... 2
Use of Proceeds.............................S-8                        Incorporation of Documents by
Capitalization..............................S-9                          Reference............................ 3
Underwriting................................S-9                        Prospectus Summary..................... 3
Legal Matters...............................S-10                       Risk Factors........................... 6
Form 10-Q for September 30, 2000............S-11                       The Market for Our Common Stock........12
                                                                       Plan of Distribution...................14
                                                                       Description of Capital Stock...........15
                                                                       Legal Matters..........................17
                                                                       Experts................................17
                                                                       SEC Position Regarding
                                                                          Indemnification.....................17


         You should rely on the information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.

                          PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some basic information from this prospectus supplement and the accompanying prospectus, the annual report and the Company's quarterly reports for the periods ended June 30 and September 30, 2000 to help you understand the offering of our common shares. It likely does not contain all the information that is important to you. You should carefully read the entire prospectus supplement and the accompanying prospectus, annual report and quarterly reports and the other documents incorporated by reference to understand fully the terms of the offering that are important to you in making your investment decision. You should pay special attention to the "Risk Factors" section beginning on page S-4 of this prospectus supplement and page 6 of the prospectus to determine whether investment in our common shares is appropriate for you. Throughout this prospectus supplement, we do not give effect to the 5% stock dividend which we will issue to all shareholders of record at the close of business on December 31, 2000. For the purposes of this prospectus supplement and the accompanying prospectus, unless the context otherwise indicates when we refer to "us," "we," "our," "ours" or "GREKA Energy" we are describing GREKA Energy Corporation together with our subsidiaries.

                            GREKA ENERGY CORPORATION

Who We Are

We are an independent, integrated energy company committed to creating shareholder value by capitalizing on consistent cash flow operationally hedged from oil price fluctuation within integrated operations, exploiting exploration and production opportunities and penetrating new niche markets utilizing proprietary technology with emphasis on short radius horizontal drilling technology patented by BP Amoco licensed to us. We have oil and gas production and development activities in North America and the Far East, with primary areas of activity in California, Louisiana and China.

Our principal business office is located at 630 Fifth Avenue, Suite 1501, New York, New York 10111. The telephone number at that address is (212) 218-4680.


                                BUSINESS STRATEGY

Overview

We are a vertically integrated company focused on exploiting E&P opportunities while improving production through the utilization of our licensed, short radius, horizontal drilling technologies patented by BP Amoco. We have oil and gas production, exploration and development activities in North American and the Far East with our primary areas of activity in California, Louisiana and China. In addition, we own and operate an asphalt refinery in California to which we deliver 30% of our total current throughput. Through this vertical integration of our operations, we are able to protect a significant portion of the integrated refinery cash flow from risks related to oil price volatility thereby protecting our margins. We intend to enhance production wherever possible concentrating on production of crudes which may be utilized as feed stock for our refinery to increase throughput and margins. See "Risk Factors" starting on page S-4 of the prospectus supplement and page 6 of the prospectus.

Recent Developments

On November 14, 2000, we announced a 5% stock dividend will be issued to all shareholders of record at the close of market on December 31, 2000.

On November 1, 2000, we announced that we had satisfied our obligations under a settlement agreement we entered into with Capco Resources Ltd by repurchasing from Capco 800,000 shares of our issued and outstanding common stock. Part of the purchase price was paid by the settlement of all of Capco's outstanding debts owed to us and the dismissal of the related litigation. We paid to Capco the remaining $4.2 million of the purchase price in cash on October 30, 2000. We have canceled the shares acquired from Capco, thereby reducing the total number of our issued and outstanding shares. As part of this settlement agreement, we will also maintain voting rights related to the balance of the shares of GREKA (490,000 shares) owned by Capco through December 31, 2002.

On September 26, 2000, we announced the successful recompletion of three wells located in the Potash field leasehold in Plaquemines Parrish, Louisiana as part of our continuing work-over operations. Initial flow tests on the recompleted wells indicated 7.5 MMCFD and 200 BOPD, an increase of roughly 6.5 MMCFD and 100 BOPD per day. However, we will reduce production from these wells as part of an orderly production plan. At present, we plan to work-over an additional three wells in the Potash field prior to our year end.

On May 4, 2000, we tendered a bid package to Texaco Exploration and Production, Inc. to purchase Texaco's interests in oil and gas production and reserves located in the Cat Canyon Field, Santa Barbara County, California for $4 million. These properties consist of 13 leases, including 535 wells operated by Texaco, plus non-operated and undeveloped minerals comprising approximately 6500 gross acres. All of the wells have been shut in since late 1998. At or about the time of shut-in, the wells had been producing a total of approximately 410 BOPD. We will use part of the proceeds from this offering to acquire these Texaco properties, to pay for the expenses of the acquisition and to rework the properties.

                                  RISK FACTORS

Prior to making an investment decision, you should carefully consider, together with the other information contained in and incorporated by reference into this prospectus supplement, the following risk factors in addition to those risk factors included in the attached prospectus.

OUR QUARTERLY RESULTS MAY BE VOLATILE DUE TO FLUCTUATING OIL AND GAS PRICES AND MARKETS

Approximately 29% of our revenue for the nine months ended September 30, 2000 was derived from oil and gas operations unrelated to our asphalt business. With respect to our oil and gas business, our revenues, cash flow, profitability and future rate of growth are mostly dependent upon prevailing prices for oil and gas. Our ability to maintain or increase our borrowing capacity and to obtain additional capital on attractive terms is also to some extent dependent on these commodities' prices. Historically, oil and gas prices and markets have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. Those factors include:

     o  international political conditions (including wars and civil unrest),
     o  the domestic and foreign supply of oil and gas,
     o  the level of consumer demand, weather conditions,
     o  domestic and foreign governmental regulations and other actions,
     o  actions taken by the Organization of Petroleum Exporting Countries
        (OPEC),
     o  the price and availability of alternative fuels, and
     o  overall economic conditions.

Significant declines in the price of oil or gas, such as the declines in oil prices during 1998, would adversely affect our revenues, operating income and borrowing capacity and may require a reduction in the carrying value of our oil and gas properties.

OUR ASPHALT HEDGING STRATEGY IS SUBJECT TO ADVERSE FACTORS OUTSIDE OF OUR
CONTROL

Currently we mitigate commodity risk with respect to our oil and gas production business in the Santa Maria area (approximately 38% of our proved reserves as of December 31, 1999) by using the production from those wells as feedstock for our asphalt refinery. Approximately 65% of the production from our refinery is asphalt. The remaining 35%, fuel oil and naptha, are historically more sensitive to changes in crude oil prices than asphalt. Historically asphalt prices have been less volatile than oil and gas prices as a result of being driven by government funded highway building and other public and private construction rather than oil prices. Accordingly, over time we have been able to process oil from our fields in the Santa Maria area (also known as "equity oil") and sell it in the form of produced liquid asphalt at a more consistent price, and with a higher profit, than we would otherwise be able to sell it on the spot crude oil market. In addition, we have been able to buy crude oil from other producing areas around our refinery at a price allowing us to refine it into asphalt and other products at a profit. The result of integrating our producing properties and our asphalt refinery is that this portion of our business has historically been relatively insulated from the extremes of the volatility in oil prices.

This insulation could be destabilized by three factors; first, asphalt prices could lose their historical stability. In that regard, from January 1999 through September 2000, there has been an out of the ordinary increase in asphalt prices in the market where our refinery operates from approximately $86 to approximately $160 per ton. We believe that increase is mostly due to the passage of legislation increasing road building and requiring higher grade asphalt to be used. Second, the price of oil could increase such that it is no longer economical for us to purchase oil in the spot crude oil market and refine it. For the nine months ended September 30, 2000, approximately 30% of the feedstock to our refinery was sourced from our equity barrels. Third, operating costs at our refinery could increase due to various factors including environmental and other legislation, increases in natural gas prices to provide heat at our refinery, or general economic factors. Accordingly, if these factors should affect us adversely, the operating economics of our refinery could be materially adversely effected.

REPLACEMENT OF OUR OIL AND GAS RESERVES IS UNCERTAIN

Our future success depends upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Except to the extent that we conduct successful exploitation and production activities or acquire properties containing proved reserves, our estimated net proved reserves will generally decline as reserves are produced. We cannot assure you that our planned exploitation and production projects and acquisition activities will result in significant additional reserves or that we will have continuing success drilling productive wells economically and, in particular, that we will fulfill our goal of producing 10,000 BOE per day in California by December 31, 2002. In addition, by year end we do not expect to be able to produce in excess of 1500 BOE per day of crude oil from our current fields in the Santa Maria area to provide feedstock for our refinery and we cannot assure you that we will be able to obtain sufficient reserves in the form of equity barrels to operate our refinery at the same profit levels on a going forward basis. If prevailing oil and gas prices were to increase significantly, our costs to add new reserves could increase.

The drilling of oil and gas wells involves a high degree of risk, especially the risk of dry holes or of wells that are not sufficiently productive to provide an economic return on the capital expended to drill the wells. In addition, our drilling operations, including our contract services, may be curtailed, delayed or canceled as a result of numerous factors, including the following:

     o  title problems,
     o  weather conditions,
     o  compliance with governmental requirements, and
     o  shortages or delays in the delivery of equipment.

OUR WELL REWORKING AND RECOMPLETION PROGRAM ENCOUNTERS DIFFICULTY IN CERTAIN GEOLOGICAL FORMATIONS

Certain geologic formations in which we plan to improve oil production through our reworking and recompletion program present difficult issues. In particular, in the Santa Maria area, the source of equity barrels for our refinery, the sands from which oil is produced are not sufficiently compact to prevent grains of sand from flowing into the wellbore and clogging up production from the well. This problem is particularly acute in the context of smaller diameter wellbores such as those drilled with our short radius horizontal drilling technology. Typically this common "sand control" problem is managed by using various completion technologies. Since the fourth quarter of 1999, we have extended six wells in the Santa Maria area using our short radius drilling technology and, in the three instances where completion was warranted, completed them using gravel packs. The three successfully completed extensions encountered production problems due to sand intrusion and are no longer producing. We are currently working to solve this problem by using different completion approaches. There can be no assurance that we will be able to solve the sand intrusion problem in the Santa Maria area.

WE ARE AND WILL CONTINUE TO BE INVOLVED IN LITIGATION, WHICH COULD RESULT IN AN ADVERSE EFFECT ON OUR BUSINESS

We have been and may from time to time be named as defendants in legal actions claiming damages in connection with the operation of our business. These typically include claims for damages in connection with contractual disputes relating to the performance by us or our subsidiaries of obligations regarding the purchase and sale of assets or the provision of goods and services.

In particular, we and two of our subsidiaries, Saba Petroleum Company and Santa Maria Refining Company, were named as defendants in a legal action by Crown Asphalt Distribution in July 1999. Crown brought suit for damages alleging a number of theories of recovery including breach of contract, breach of covenant of good faith and fair dealing, conversion, fraud, claim and delivery, unjust enrichment and constructive trust, unfair competition, declaratory relief, and specific performance pursuant to Santa Maria's termination of a processing agreement with Crown. We have filed a counterclaim against Crown for an accounting, breach of covenant of good faith and fair dealing, and tortious interference with existing and prospective business relations. We have a reserve of $200,000 in connection with this litigation. Trial of this matter is scheduled to begin in February 2000. While we vigorously contest Crown's allegations, a jury trial is an uncertain event and there can be no assurance that we will not be held liable in connection with such matters in amounts that would have a material adverse effect on our business and results of operations.

THE LAPSE OF LEGAL RESTRICTIONS ON THE SALE OF OUR STOCK COULD AFFECT OUR STOCK PRICE AND DILUTE YOUR STOCK OWNERSHIP

Sales of substantial amounts of our common stock in the public market by insiders following the offering, or the perception that these sales may occur, could cause the market price of our common stock to fall. After the offering, assuming the underwriters do not exercise their over-allotment option, there will be 4,016,801 shares of our common stock outstanding. If the underwriters exercise their over-allotment option, this number will increase to 4,084,301 shares. The shares offered by this prospectus will be freely tradable unless our affiliates purchase them.

Approximately 1.1 million shares of our common stock are restricted under Rule 144 of the Securities Act. These shares may be resold only under Rule 144 or through a registration filed with the SEC. To our knowledge all of these shares could presently be sold pursuant to Rule 144.

Except with regard to 150,000 common shares or common shares underlying vested options, Randeep S. Grewal, our Chairman and Chief Executive Officer has agreed to enter into a "lock-up" agreement until May 22, 2000. Mr. Grewal currently owns 100,000 shares of common stock and can acquire 270,000 shares of common stock upon the exercise of vested options which he has been granted. In addition, he will be able to acquire 200,000 shares of common stock upon the exercise of options which he has been granted which will vest in January 2001. This generally means that, without the prior approval of Friedman, Billings, Ramsey & Co., Inc., he cannot sell more than 150,000 shares of common stock and shares issuable upon the exercise of vested options until May 22, 2001.

WE HAVE A SUBSTANTIAL NUMBER OF SHARES SUBJECT TO OPTIONS, WARRANTS AND DEBENTURES, WHICH, IF EXERCISED, MAY DILUTE YOUR INVESTMENT AND DECREASE THE MARKET PRICE OF OUR COMMON STOCK

The value of your investment may be diluted and the market price of our common stock could fall if our stockholders sell substantial amounts of common stock issued upon the exercise of outstanding options, warrants and debentures in the public market following this offering. Such sales might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. As of October 31, 2000, we had:

o 150,000 fully vested options granted on September 9, 1997 at a strike price of $5 per share.

o 211,000 fully vested options granted on October 14, 1998 at a strike price of $8.25 per share.

o 14,000 fully vested options granted on March 17, 1999 at a strike price of $7.75 per share.

o 890,000 options granted on January 31, 2000 at a strike price of $8.625 per share, of which 25,000 vested on January 31, 2000; 383,000 will vest on January 31, 2001; 388,000 will vest on January 31, 2002; and 94,000 will vest on January 31, 2003.

o 264,000 to 388,236 shares of common stock issuable upon exercise of 9% convertible debentures.

o 50,000 shares of common stock issuable upon exercise of 15% convertible debentures at a conversion price of $20 per share.

o 127,750 shares of common stock issuable upon exercise of warrants at a strike price of $15 per share. These warrants originally expired on December 1, 1999, however, on March 27, 2000 our board of directors extended the expiration date to December 1, 2000.

o 100,000 shares of common stock issuable upon exercise of Class B warrants granted on February 26, 1999 at a strike price of $10 per share, which expire on December 31, 2001.

WE HAVE RECENTLY ADDED MEMBERS TO OUR  MANAGEMENT TEAM

Although our Chairman, Chief Executive Officer and President, Randeep Grewal, has been with the Company for over three years, certain of our other officers have only been employed in the last year. In particular, in the last year we have hired new management to manage our oil and gas exploration and development business in our E & P Americas business unit and we hired a new Chief Financial Officer in September 2000. There can be no assurance that our newly hired managers will be able to integrate into the Company and/or implement our growth strategy effectively.

WE HAVE IMPLEMENTED CERTAIN ANTI-TAKEOVER MEASURES

We have certain anti-takeover defenses in place including a rights plan, a staggered board, the right of the Board to authorize us to issue shares of preferred stock, change of control provisions in our employee stock option plans, a requirement of a super majority shareholder vote to approve shareholder initiatives and change of control provisions in our employment agreements with Randeep Grewal, our Chairman, President and Chief Executive Officer.

The issuance of preferred stock or of rights under our rights plan could be used as a method of discouraging, delaying or preventing a change in control of us and would significantly dilute our public ownership, which could adversely affect the market value of our common stock. A staggered board has the effect of requiring a shareholder contesting our proposed slate of directors to spend three years to replace all of our current directors, while preventing written consents by the stockholders prevents actions from being taken without our Board's consent.

DIFFICULTIES INTEGRATING OUR ACQUISITION OF SABA AND OTHER ACQUISITIONS COULD ADVERSELY AFFECT US

The Saba acquisition more than doubled the size of our company, and many of the assets acquired represent a significant expansion of what were formerly smaller pieces of our traditional lines of business. In addition, we have acquired some businesses that are new to us. As a result, we may encounter difficulties integrating this acquisition and successfully managing the rapid growth we expect to experience from it. To the extent we encounter problems in integrating the Saba acquisition and any other acquisitions, we could be materially adversely affected. In addition, we plan to pursue select acquisitions in the future. Because we may pursue these acquisitions around the world and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in staffing and providing operational and management oversight.

                                 USE OF PROCEEDS

We expect that we will receive approximately $_________ million net proceeds from the sale of our common shares or $_________ if the underwriters' over-allotment option is exercised in full after deducting the underwriter's discounts and other offering expenses. We plan to use the net proceeds substantially as follows:

     o  $4.0 million to acquire the Texaco assets.

     o $500,000 for expenses related to the Texaco acquisition and to rework the Texaco properties

     o The balance of the proceeds (approximately $__________) including any proceeds resulting from the exercise of the underwriters over-allotment option will be applied to general corporate purposes including temporary or permanent debt reduction.

Until we use the net proceeds of this offering, we will invest the funds in interest-bearing bank accounts or short-term, investment grade securities.

                                 CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization on a historical basis as of September 30, 2000 and our unaudited consolidated capitalization as adjusted to reflect (a) the repurchase of 723,077 Capco common shares for $4.2 million paid for from working capital balances (b) the issuance of 9,800 shares for conversion of $122,500 of debentures using conversion price of $12.50 and (c) the sale of the common shares offered by this prospectus supplement and the accompanying prospectus, including the application of net proceeds of $6,237,875 using an estimated offering price of $15.125 per share, an underwriter's fee of 6% and estimated expenses of $160,000 (excluding any proceeds from the Underwriters' option shares). See "Use of Proceeds" above and "Underwriting" hereafter. This table should be read in conjunction with our consolidated financial statements and the notes to those financial statements that are being delivered as a part of this document in our annual report on Form 10-K/A and quarterly reports on Form 10-Q.

                                                                                   AS OF SEPTEMBER 30, 2000
                                                                            --------------------------------
                                                                            ACTUAL               AS ADJUSTED
                                                                            ------               -----------
Debt:
     Short term debt                                                     $  16,164,682           $  16,164,682
     Long term debt                                                         22,359,403              20,449,028
                                                                         -------------           -------------
          Total debt                                                     $  38,524,085           $  36,663,710

Shareholders' equity:
     Common stock, no par value; 50,000,000
         shares authorized, issued 4,280,078;
         issued 4,016,801 as adjusted(1)                                 $  37,001,043           $  39,161,418
     Retained earnings (deficit)                                             5,190,721               5,190,721
                                                                         -------------           -------------
          Total stockholders' equity                                     $  42,191,764           $  44,352,139

          Total capitalization                                           $  80,715,849           $  81,015,849

          Total common shares issued and outstanding (1)                     4,280,078               4,016,801

Number of common shares reserved for issuance upon
   exercise of options, warrants or conversion rights:                                               2,065,986 shares

(1) Excludes the following:
o 264,000 to 388,236 shares of common stock issuable upon exercise of 9% convertible debentures. The conversion price for these debentures is equal to 95% of the average closing bid price for our common stock for the 30 prior trading days, provided that the conversion price will not be less than $8.50 or greater than $12.50 per share. For the thirty trading days prior to November 21, 2000, the average closing bid price was $[ ], which was greater than $12.50 per share. Accordingly, the conversion price as of November 21, 2000 was $12.50 per share.

o 50,000 shares of common stock issuable upon exercise of 15% convertible debentures at a conversion price of $20 per share.

o 127,750 shares of common stock issuable upon exercise of warrants at a strike price of $15 per share. These warrants originally expired on December 1, 1999, however, on March 27, 2000 our board of directors extended the expiration date to December 1, 2000.

o 100,000 shares of common stock issuable upon exercise of Class B warrants granted on February 26, 1999 at a strike price of $10 per share, which expire on December 31, 2001.

o 1,265,000 shares of common stock issuable upon exercise of employee stock options. Includes the following options:

           o 150,000 options granted on September 9, 1997 at a strike price of $5 per share, which are now fully vested.

           o 211,000 options granted on October 14, 1998 at a strike price of $8.25 per share, which are now fully vested.

           o 14,000 options granted on March 17, 1999 at a strike price of $7.75 per share, which are now fully vested.

           o 890,000 options granted on January 31, 2000 at a strike price of $8.625 per share, of which 25,000 vested on January 31, 2000; 383,000 will vest on January 31, 2001; 388,000 will vest on January 31, 2002; and 94,000 will vest on January 31, 2003.

o    shares of common stock issuable pursuant to our Shareholder Rights Plan.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the number of shares of common stock set forth opposite their names below.

         UNDERWRITER                                                    NUMBER OF SHARES
         -----------                                                    ----------------
         Friedman, Billings, Ramsey & Co., Inc.                             250,000
         Sanders Morris Harris Inc.                                         200,000
                                                                            -------
                  Total                                                     450,000
                                                                            =======


Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all the common stock offered hereby if any is purchased. We have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof. The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such offering price less a concession not to exceed $[ ] per share. The underwriters may allow, and such dealers may reallow, a concession not to exceed $[ ] per share to certain other dealers. After the common stock is released for sale to the public, the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option excisable during a 30-day period after the date hereof to purchase, at the initial offering price less underwriting discounts and commissions, up to an additional 67,500 shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter's initial commitment.

We have agreed to pay the underwriters a fee equal to 6% of the gross proceeds received from this offering by either discounting the offering price to purchasers in this offering or, at the underwriters' option, paying a cash fee to the underwriters at the closing of this offering. This fee is contingent upon the closing of the purchase and sale of shares of our common stock in this offering. In addition, we have agreed to reimburse the underwriters for their out-of-pocket expenses, including the fees and expenses of the underwriters' legal counsel, whether or not this offering is consummated.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of common stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchase previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters have informed us that they do not intend to confirm sales of the common stock offered hereby to any accounts over which they exercise discretionary authority.

Except with respect to 150,000 shares of common stock and/or common stock underlying options owned by him, Randeep S. Grewal, Chairman and Chief Executive Officer has agreed not to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any of our common stock or any right to acquire our common stock until May 21, 2001. Friedman, Billings, Ramsey & Co., Inc. at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreement.

                                  LEGAL MATTERS

Certain legal matters with respect to the legality of the common stock being offered will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Denver, Colorado. Certain legal matters in connection with this offering will be passed upon for the underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

         THE FOLLOWING IS GREKA ENERGY CORPORATION'S QUARTERLY REPORT ON
               FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2000.

                                    FORM 10-Q

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   (Mark One)

         [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended September 30, 2000

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ____________ to ____________

                         Commission file number 0-20760

                            GREKA Energy Corporation

             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Colorado                                             84-1091986
---------------------------------                          -------------------
  (State or other jurisdiction                             (I.R.S. Employer
of incorporation of organization)                          Identification No.)

                630 Fifth Avenue, Suite 1501, New York, NY 10111
                ------------------------------------------------
                     (Address of principal executive office)

                                 (212) 218-4680
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

                                 Not applicable
                   ------------------------------------------
                     (Former name, former address and former
                   fiscal year, if changed since last report)

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  X Yes     No
                                          ---     ---


               APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
                 PROCEEDINGS DURING THE PRECEDING FIVE YEARS

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed by a court.  X Yes    No
                      ---    ---

                      APPLICABLE ONLY TO CORPORATE ISSUERS

         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

As of November 13, 2000, GREKA had 3,566,801 shares of Common Stock, no par value, outstanding.

                                TABLE OF CONTENTS


                                                                           Page

PART I - FINANCIAL INFORMATION .............................................3

Item 1.  Financial Statements...............................................3

   Condensed Consolidated Balance Sheets as of September 30, 2000
     (Unaudited) and December 31, 1999 .....................................3
   Condensed Consolidated Statements of Operations for the Nine and
      Three Month Periods Ended September 30, 2000 and 1999 (Unaudited).....4
   Condensed Consolidated Statements of Cash Flows for the
      Nine Month Periods Ended September 30, 2000 and 1999 (Unaudited)......5
   Notes to Condensed Consolidated Financial Statements (Unaudited).........6

Item 2.  Management's Discussion and Analysis of Financial
   Condition and Results of Operation......................................10

Item 3.  Quantitative and Qualitative Disclosures About Market Risk........16

PART II - OTHER INFORMATION

Item 1.  Legal Proceedings.................................................16

Item 2.  Changes in Securities and Use of Proceeds.........................16

Item 3.  Defaults Upon Senior Securities...................................16

Item 4.  Submission of Matters to a Vote of Security Holders...............16

Item 5.  Other Information.................................................16

Item 6.  Exhibits and Reports on Form 8-K..................................17

SIGNATURE..................................................................17

                         PART I - FINANCIAL INFORMATION

Item 1. Financial Statements.

                    GREKA ENERGY CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                             September 30,     December 31,
                                                                 2000              1999
                                                             ------------      ------------
                                                             (Unaudited)
Current Assets
        Cash and equivalents                                 $  2,657,665      $     97,319
        Restricted cash                                                --         1,000,000
        Accounts receivable trade, net of
           allowance for doubtful accounts of
           $1,343,852 (1999) $0 (2000)                         12,023,875         4,681,823
        Inventories                                             5,669,220         4,253,277
        Other current assets                                    1,181,544         1,951,554
                                                             ------------      ------------
                  Total Current Assets                         21,532,304        11,983,973
                                                             ------------      ------------

Property and Equipment
        Investment in limestone property,
           at cost                                              3,675,973         3,675,973
        Oil and gas properties (full cost method)              33,095,097        29,653,061
        Land                                                   17,387,740        17,210,814
        Plant and equipment                                    27,618,117        26,875,661
                                                             ------------      ------------
                                                               81,776,927        77,415,509

        Less accumulated depletion, depreciation
           and amortization                                    (9,002,129)       (7,128,995)
                                                             ------------      ------------
          Property and Equipment - Net                         72,774,798        70,286,514

Other Assets                                                    2,748,671         1,943,196
                                                             ------------      ------------
                  Total Assets                               $ 97,055,773      $ 84,213,683
                                                             ============      ============

                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
        Accounts payable and accrued expenses                   7,459,375      $  8,235,627
        Current maturities of long term notes                  16,164,682        13,173,296
                                                             ------------      ------------

                  Total Current Liabilities                    23,624,057        21,408,923

Long Term debt, net of current Portion                         22,359,403        20,446,510

Other Liabilities                                               8,880,549         8,979,927

Stockholder's Equity
        Common Stock, no par value, 50,000,000
           Shares authorized, issued 4,339,940 at
           12/31/99 and 4,280,078 at September 30, 2000        37,001,043        37,261,043
         Accumulated comprehensive income (loss)                       --           (19,243)
        Retained (deficit) earnings                             5,190,721        (3,863,477)
                                                             ------------      ------------
        Total Stockholders' Equity                             42,191,764        33,378,323
                                                             ------------      ------------
                                                             $ 97,055,773      $ 84,213,683
                                                             ============      ============

   The accompanying notes are an integral part of these financial statements.

                    GREKA ENERGY CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                    UNAUDITED


                                                 Nine Months Ended Sept. 30,    Three Months Ended Sept. 30,
                                                ----------------------------    ----------------------------
                                                    2000            1999            2000            1999
                                                ------------    ------------    ------------    ------------
Revenues                                        $ 35,685,294    $ 18,682,475    $ 12,305,379    $  9,633,912

Expenses
        Production costs                          16,200,408      10,283,740       3,760,975       5,635,340
        General and administrative                 5,035,431       2,347,971       1,910,922         760,968
        Depletion, depreciation and
           Amortization                            2,420,839       2,830,334         831,000       1,111,148
                                                ------------    ------------    ------------    ------------
                  Total Expenses                  23,656,678      15,462,045       6,502,897       7,507,456

Operating Income                                  12,028,616       3,220,430       5,802,482       2,126,456


Other Income (Expense)
        Equity in pre-merger loss of Saba                 --        (553,483)             --              --
        Other                                             --         650,516              --         (28,749)
        Interest expense                          (2,974,418)     (1,334,996)     (1,162,434)       (688,675)
                                                ------------    ------------    ------------    ------------
                  Other Income (Expense), Net     (2,974,418)     (1,237,963)     (1,162,434)       (717,424)


Income  before Income Tax                          9,054,198       1,982,467       4,640,048       1,409,032

Provision for Colombian Taxes                             --         472,100              --

Minority Interest in Loss (Earnings)
    of Consolidated Subsidiary                            --         (20,617)             --
                                                ------------    ------------    ------------    ------------

Net Income                                         9,054,198       1,530,984       4,640,048       1,409,032
                                                ------------    ------------    ------------    ------------

Other Comprehensive Income                                --          63,982              --              --
                                                ------------    ------------    ------------    ------------

Net Comprehensive Income                        $  9,054,198    $  1,594,966    $  4,640,048    $  1,409,032
                                                ============    ============    ============    ============

Earnings per share

      Basic                                     $       2.09    $       0.36    $       1.08    $       0.33
                                                ============    ============    ============    ============

      Diluted                                   $       1.94    $       0.36    $       0.96    $       0.33
                                                ============    ============    ============    ============


Weighted average shares outstanding

      Basic                                        4,329,615       4,255,737       4,309,189       4,290,079
                                                ============    ============    ============    ============

      Diluted                                      4,783,486       4,255,737       4,901,457       4,290,079
                                                ============    ============    ============    ============


   The accompanying notes are an integral part of these financial statements.

                    GREKA ENERGY CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2000 AND 1999
                                   (UNAUDITED)


                                                           2000            1999
                                                       ------------    ------------
Cash flows from Operating Activities

        Net Income                                     $  9,054,198    $  1,530,984
        Adjustments to reconcile net
           income to net cash provided by (used for)
           operating activities
        Depletion, depreciation and
        Amortization                                      2,420,839       2,830,334
        Equity in pre-merger loss of Saba                        --         553,483
        Compensation Expense - Common Stock                      --         150,000

        Changes in:

        Accounts receivable                              (7,342,052)     (4,358,512)
          Other current assets                            1,770,010         197,693
        Other assets                                       (805,475)             --
        Inventory                                        (1,415,943)     (2,132,891)
        Accounts payable and accrued
           Liabilities                                     (875,630)       (643,627)
        Minority interest in loss of subsidiary                  --         (20,617)
                                                       ------------    ------------

                  Net Cash Provided (Used)
                   in Operating Activities                2,805,947      (1,893,153)


Cash Flows from Investing Activities

        Expenditures for property and equipment          (6,306,936)     (1,090,763)
        Proceeds from sale of property                    1,417,056         915,000
        Acquisition of inventory                                 --      (1,000,000)
        Expenditures for acquisition of Saba,
           net of cash acquired                                  --         234,850
                                                       ------------    ------------
        Net Cash Used In
           investing Activities                          (4,889,880)       (940,913)
                                                       ------------    ------------
Cash Flows from Financing Activities

        Proceeds from (payments of) notes payable and
           long-term debt                                 9,805,289      11,526,450
        Principal payments on notes
           payable and long-term debt                    (7,775,150)     (8,021,838)
        Net increase in revolver loan                     3,189,140              --
        Payment of financing cost                                --        (435,743)
        Purchase of Treasury Stock                         (500,000)             --
        Redeem Debentures                                   (75,000)             --
                                                       ------------    ------------
Net Cash Provided (Used) by Financing
         Activities                                       4,644,279       3,068,869
                                                       ------------    ------------
Net Increase (Decrease) in Cash and
         Cash Equivalents                                 2,560,346         234,803
Cash and Cash Equivalents at Beginning
        of Period                                            97,319         250,212
                                                       ------------    ------------
Cash and Cash Equivalents at End of Period             $  2,657,665    $    485,015
                                                       ============    ============

                    GREKA ENERGY CORPORATION AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying unaudited condensed consolidated financial statements have been prepared on a basis consistent with the accounting principles and policies reflected in the financial statements for the year ended December 31, 1999, and should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 1999 Form 10-K/A. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (which, except as otherwise disclosed herein, consist of normal recurring accruals only) necessary to present fairly the Company's consolidated financial position as of September 30, 2000,and the consolidated results of operations for the nine and three month periods ended September 30, 2000 and 1999, and the consolidated cash flows for the nine month periods ended September 30, 2000 and 1999.

Oil and Gas Properties

         The Company periodically reviews the carrying value of its oil and gas properties in accordance with requirements of the full cost method of accounting. Under these rules, capitalized costs of oil and gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties ("ceiling"). Application of this ceiling test requires pricing future revenue at the prices in effect as of the end of each reporting period and requires a writedown for accounting purposes if the ceiling is exceeded.

Business Segments

         The Company`s operations are in three industry segments: Integrated Operations (California refinery and E&P), E&P Americas, and E&P International. Information about the Company's operation by segment as of and for the three and nine month periods ended September 30, 2000 and 1999, is as follows (in thousands):

Three Months                       Integrated        E&P            E&P         Corporate
Ended September 30, 2000           Operations      Americas    International    and other         Total
------------------------------     ----------     ----------   -------------    ----------      ----------
Oil and Gas Revenue                $    2,665     $    3,706     $        0     $   (2,665)     $    3,706
Refinery Revenue                        8,600              0              0              0           8,600
Total Revenue                          11,265          3,706              0         (2,665)         12,306
Production Costs                          690            861              0              0           1,551
Refinery Costs                          4,875              0              0         (2,665)          2,210
Gross Profit                            5,700          2,845              0              0           8,545
Other Expenses                            301            404              0          1,206           1,911
DD&A Expenses                             377            454              0              0             831
EBITDA                                  5,399          2,441              0         (1,206)          6,634
EBIT                                    5,022          1,987              0         (1,206)          5,803
Interest and other
     expenses                             742            210              0            211           1,163
Net income (loss)                  $    4,280     $    1,777     $        0     $   (1,417)     $    4,640
                                   ==========     ==========     ==========     ==========      ==========



Nine Months                        Integrated         E&P            E&P        Corporate
Ended September 30, 2000           Operations      Americas     International   and other         Total
------------------------------     ----------     ----------    -------------   ----------      ----------
Oil and Gas Revenue                $    6,822     $    9,961     $      422     $   (6,822)     $   10,383
Refinery Revenue                       25,302              0              0              0          25,302
Total Revenue                          32,124          9,961            422         (6,822)         35,685
Production Costs                        2,063          2,580             84              0           4,727
Refinery Costs                         18,296              0              0         (6,822)         11,474
Gross Profit                           11,765          7,381            338              0          19,484
Other Expenses                          1,417          1,274            104          2,241           5,036
DD&A Expenses                           1,107          1,237             76              0           2,420
EBITDA                                 10,348          6,107            234         (2,241)         14,448
EBIT                                    9,241          4,870            158         (2,241)         12,028
Interest and other
     expenses                           1,955            279             27            713           2,974
Net income (loss)                  $    7,286     $    4,591     $      131     $   (2,954)     $    9,054
                                   ==========     ==========     ==========     ==========      ==========

Capital Expenditures               $    1,118     $    2,575     $      965     $    1,649      $    6,307
Identifiable Assets                $   62,117     $   17,227     $    1,695     $   16,017      $   97,056


Three Months                       Integrated        E&P            E&P           Corporate
Ended September 30, 1999           Operations      Americas     International     and other         Total
------------------------------     ----------     ----------      ----------      ----------      ----------
Revenue                            $    8,734     $      899      $        0      $        0      $    9,633
Production Costs                        4,974            661               0               0           5,635
Gross Profit                            3,760            238               0               0           3,998
Other Expenses                            279            177              81             224             761
DD&A Expenses                           1,014             29               0              68           1,111
EBITDA                                  3,481             61             (81)           (224)          3,237
EBIT                                    2,467             32             (81)           (292)          2,126
Interest and other
     expenses                             308             41            (265)            633             717
Net income (loss)                  $    2,159     $       (9)     $      184      $     (925)     $    1,409
                                   ==========     ==========      ==========      ==========      ==========


Nine Months                        Integrated        E&P            E&P           Corporate
Ended September 30, 1999           Operations      Americas     International     and other         Total
------------------------------     ----------     ----------    -------------     ----------      ----------
Revenue                            $   14,204     $    2,463      $    2,015      $        0      $   18,682
Production Costs                        7,761          1,412           1,111               0          10,284
Gross Profit                            6,443          1,051             904               0           8,398
Other Expenses                            460            600             208           1,080           2,348
DD&A Expenses                           1,935            471             299             125           2,830
EBITDA                                  5,983            451             696          (1,080)          6,050
EBIT                                    4,048            (20)            397          (1,205)          3,220
Interest and other
     expenses                             380            103             110           1,096           1,689
Net income (loss)                  $    3,668     $     (123)     $      287      $   (2,301)     $    1,531
                                   ==========     ==========      ==========      ==========      ==========

NOTE 2 - GENERAL AND ADMINISTRATIVE EXPENSE

         Included in general and administrative expense is $750,000 for the Company's employee net profit sharing plan. The remaining increase is primarily the result of increased staffing.

NOTE 3 - NET INCOME PER SHARE

         Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. No dilution for any potentially dilutive securities is included. Diluted EPS assumes the conversion of all potentially dilutive securities and is calculated by dividing net income, as adjusted, by the weighted average number of shares of common stock outstanding, plus all potentially dilutive securities.


                                      Three Months Ended            Nine Months Ended
                                         September 30,                September 30,

                                      2000           1999           2000           1999
                                   ----------     ----------     ----------     ----------
Basic Earnings
  Net Income to Common Shares      $4,640,048     $1,409,032     $9,054,198     $1,530,984

Interest Savings on
  Convertible Debt                     73,800             --        221,400             --

                                   ----------     ----------     ----------     ----------
Net Income for Diluted Shares      $4,113,848     $1,409,032     $9,275,598     $1,530,984
                                   ==========     ==========     ==========     ==========

Weighted Average Outstanding        4,309,189      4,290,079      4,329,615      4,255,737

Additional Dilutive Securities
    Options                           349,068             --        210,641             --

Convertible Debt                      243,200             --        243,200             --
Total Weighted Average Shares       4,901,457      4,290,079      4,783,456      4,255,737
Outstanding and Diluted
   Securities
                                   ==========     ==========     ==========     ==========

Basic EPS                          $     1.08     $     0.33     $     2.09     $     0.36
                                   ==========     ==========     ==========     ==========

Diluted EPS                        $     0.96     $     0.33     $     1.94     $     0.36
                                   ==========     ==========     ==========     ==========


         The impact of certain outstanding securities have been excluded from the diluted EPS calculation because to include them would have been antidilutive for the periods presented. Securities excluded from the calculation are options exercisable into 80,000 common shares at prices ranging from $12.50 to $20.00 per share. Convertible debentures convertible into 50,000 shares of common stock at $20.00 per share, and warrants convertible into 127,000 shares of common stock at $15.00 per share.

NOTE 4 - INVENTORY

         Inventory is stated at the lower of cost, determined on a first-in, first-out basis, or market and includes material, labor and manufacturing overhead costs. Due to the continuous manufacturing process, there is no significant work in process at any time. Inventory consists of the following at September 30, 2000:

Raw Material .................     $  3,318,697
Finished goods ...............        2,350,523
                                   ------------
   Total .....................     $  5,669,220
                                   ============

NOTE 5 - STATEMENT OF CASH FLOWS

         Following is certain supplemental information regarding cash flows for the nine month periods ended September 30, 2000 and 1999:

                                              2000                     1999
                                          ------------               --------
          Interest paid                   $  2,415,518              $ 784,614
          Income taxes paid               $          0              $       0


NOTE 6 - CONTINGENCIES

         In 1993, GREKA's subsidiary acquired a producing mineral interest in California from a major oil company. At the time of acquisition, the subsidiary's investigation revealed that a discharge of diluent, a light, oil-based fluid which is often mixed with heavier grades of crude had occurred on the acquired property. The purchase agreement required the seller to remediate the area of the diluent spill. After the subsidiary assumed operation of the property, it became aware of additional diluent contamination and believes the major oil company is responsible to remediate these areas as well. The subsidiary has notified the seller of its obligation to remediate. Notwithstanding the subsidiary's compliance in proceeding with any required remediation on seller's account, the subsidiary is committed to hold the seller accountable for the required remediation. Since the investigation is not complete, an accurate estimate of cost cannot be made. In May 2000, the Company and the seller were named as parties to a legal proceeding filed by the surface owner of the property with respect to the contamination.

         In 1995, GREKA's subsidiary agreed to acquire an oil and gas interest in California on which a number of out of production oil wells had been drilled by the seller. The acquisition agreement required that the subsidiary assume the obligation to abandon any wells that the subsidiary did not return to production, irrespective of whether certain consents of third parties necessary to transfer the property to the subsidiary were obtained. A third party whose consent was required to transfer the property did not consent to the transfer and is holding the seller accountable for all remediation. Management believes the subsidiary has no obligation to remediate this property because it believes the seller did not give the subsidiary any consideration to enter into the contract for the property. Since May 2000, the subsidiary commenced remediation on the subject property as directed by the regulatory agency. Notwithstanding the subsidiary's compliance in proceeding with any required remediation on seller's account, the subsidiary is committed to hold the seller accountable for the required obligations of the property. Since the investigation is not complete, an accurate estimate of cost cannot be made.

         GREKA's subsidiary owns an asphalt refinery in Santa Maria, California, with which significant environmental remediation obligations are associated. This refinery was acquired from Conoco Inc. in 1994 and Conoco performs all environmental obligations that arose during and as a result of its operations of the refinery prior to the acquisition.

         GREKA's subsidiaries, as is customary in the industry, are required to plug and abandon wells and remediate facility sites on their properties after production operations are completed. The cost of such operation will be significant and will occur, from time to time, as properties are abandoned.

         There can be no assurance that material costs for remediation or other environmental compliance will not be incurred in the future. The occurrence of such environmental compliance costs could be materially adverse to the Company. No assurance can be given that the costs of closure of any of the Company's subsidiaries' other oil and gas properties would not have a material adverse effect on the Company.

NOTE 7 - SALE OF BEAVER LAKE RESOURCES CORPORATION

         In August 2000, the Company sold its Canadian subsidiary, Beaver Lake Resources Corporation, for a net price of $649,333 resulting in the Company's disposition of all its non-core oil and gas assets in Canada. This amount is included in the Company's notes receivable.

NOTE 8 - STOCK OPTIONS AND WARRANTS

         In January 2000, the Company's Chairman and CEO was granted options to purchase an aggregate of 400,000 shares of the Company's no par value common stock at an option price of $8.625 per share. In addition, other employees were granted options to purchase an additional 599,500 shares of the company's no par value common stock shares at an exercise price of $8.625 per share. No compensation expense has resulted in connection with the granting of these options as the option price equaled the market price on the date of grant.

A summary of the outstanding options follows:

                                                   Weighted
                                                   Average
                                                   Exercise
                                     Shares         Price
                                   ----------     ----------
Options outstanding, January 1        375,000        $  6.93
Options granted                     1,125,000(1)     $  9.19
Options terminated                    135,000        $  8.63
                                   ----------
Options outstanding, September 30   1,365,000        $  8.63

(1) During 2000 options were granted to a consultant to purchase 100,000 shares of the Company's no par value common stock at an average exercise price of $15.00 per share. These options were terminated unvested during October, 2000.

Option Vesting Schedule
-----------------------
January 31, 2000            400,000
January 31, 2001            383,000
January 31, 2002            388,000
January 31, 2003             94,000

         The Company also granted warrants to purchase common stock to the purchasers of shares from one of the 1997 "Reg S" offerings. A summary is as follows:

                         Number of
Date Granted              Shares          Option Price       Effective Date      Expiration Date
------------            ----------        ------------       --------------      ---------------
September 29, 1997        127,750            $15.00          January 1, 1998     December 1, 2000


NOTE 9 - RECENTLY ISSUED PRONOUNCEMENTS

         In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement which was amended by SFAS No. 137, becomes effective for the Company for the year beginning January 1, 2001, and establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company does not anticipate the adoption of this standard will have a material effect on the financial statements.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements and requires adoption no later than the fourth quarter of 2000. The Company is currently evaluating the impact of SAB 101 to determine what effect, if any, it may have on the Company's financial position and results of operations.

NOTE 10 - SUBSEQUENT EVENTS

         In October 2000, the Company closed its settlement agreement with Capco Resources, Ltd. under the terms of the agreement the Company bought back 76,923 shares in the third quarter, and in October, bought back subsequently 723,077 additional shares of the Company's common stock for a total consideration of $5.2 million. These shares have been canceled. The Company has voting control through December 31, 2002 of 490,000 shares of the Company's common stock remaining with Capco. (See Part II, Item 1-"Legal Proceedings")


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

         GREKA Energy Corporation, a Colorado corporation ("GREKA" or the "Company") is an independent integrated energy company committed to creating shareholder value by capitalizing on consistent cash flow hedged from oil price fluctuations within integrated operations, exploiting E&P opportunities and penetrating new niche markets utilizing proprietary technology with an emphasis on low cost short radius horizontal drilling technology patented by BP Amoco and licensed to GREKA. GREKA has oil and gas production, exploration and development activities in North America and the Far East, with primary areas of activity in California, Louisiana, and China. In addition, GREKA owns and operates an asphalt refinery in California through a wholly-owned subsidiary.

Business Strategy

         GREKA's objective is to build shareholder value through consistent economic growth both in the increased throughput at its asphalt refinery and in the growth of its reserves and production thereby creating an increase in net asset value per share, cash flow per share and earnings per share. Management is focused on a balanced program of low to medium risk exploitation and development of its existing reserves utilizing its low cost horizontal short radius drilling technology licensed from BP Amoco. This is balanced by rapid growth through the acquisition of synergistic businesses such as the Saba Petroleum Company ("Saba") acquisition concluded during the first quarter of 1999. All asset and capital investment decisions are measured and ranked by their risk-adjusted impact on per share value.

         GREKA has established a three prong strategy that capitalizes on its asset base to enhance shareholder value as follows:

         Integrated Hedged Operations

         Hedged operations of GREKA are planned to focus on the integration of its Santa Maria (California) assets, including an asphalt refinery and interest in heavy oil fields. The hedged operations are targeted to capitalize on the stable asphalt market in California by providing a balance of equity and third party feedstock (heavy oil) into the refinery. The integration of the refinery (100% owned) with the interests in the heavy oil producing fields (100% working interest) has successfully provided a stable hedge to GREKA on each equity barrel (since June 1999). GREKA's strategy in these integrated assets is two-fold:

1. GREKA intends to proceed with acquisitions that enhance the long-term feedstock supply to the refinery.

2. GREKA intends to implement the proprietary BP Amoco Horizontal Drilling Technology to cost-efficiently boost production rates from the 150 potential drilling locations identified in the Santa Maria Valley area of central California.

         The two actions are targeted to increase throughput into the refinery from the highest rate during 1999 of approximately 4,500 barrels per day to 10,000 barrels per day by year end 2002. It is anticipated that the profitability from these integrated operations will not be affected by volatile oil prices. It is also anticipated that, by using the equity barrels to supply the refinery, working capital requirements should be lower and cash flow should be enhanced. The continued stability of the price of asphalt, coupled with reduced costs for processing and lifting, should create a substantial value for GREKA's shareholders.

         Exploitation, Exploration & Production

         GREKA is focusing on return to production ("RTP") work that had been ignored by Saba. Such RTP has enhanced and is expected to continue to enhance the current production levels and capitalize on current oil prices (as announced in GREKA's press release of August 1, 2000). GREKA plans to capitalize on its existing portfolio of domestic and international exploitation and exploration projects that are synergistic with GREKA's BP Amoco Horizontal Drilling Technology. GREKA plans to specifically focus on its existing concessions in strategic locations, such as China, where GREKA believes there is a significant, long-term demand for energy and a niche advantage for the Company.

         BP Amoco Horizontal Drilling Technology

         GREKA plans to continuously pursue new, emerging opportunities in the energy business to identify and evaluate niche markets for its proprietary knowledge. Two specific niche targets are coal bed methane projects and gas storage. These opportunities should provide significant upside from the use of short horizontal laterals.

         Significant and lucrative markets exist for the application of the niche technology for GREKA's short radius horizontal drilling know-how. Mature fields are in abundance throughout the world where the operators are faced with declining production, uncertain oil prices and upcoming costs to abandon and plug the uneconomic wells at their production rates. Such an environment creates a unique market for GREKA to acquire such fields through a conservative selection process. Primary acquisition candidates will have existing production, existing operating infrastructure and facilities, geological formations conducive to the technology, well bores and pay zones under ten thousand feet with sufficient recoverable oil in place. As an example, GREKA has found that California is a unique opportunity due to its stringent new drilling regulations. GREKA's activities are essentially "re-work" negating any lengthy approvals through the regulatory authorities. Such an environment has created "pockets" of opportunity whereby significant recoverable oil has been left in place by the majors and owners which, rather than attempt a costly endeavor to drill new wells in urban areas, choose to sell their oil and gas interests. GREKA intends to pursue such opportunities.

Business Development of GREKA

         GREKA Energy Corporation was formed in 1988 as a Colorado corporation under the name of Kiwi III, Ltd. On May 13, 1996, GREKA, then known as Petro Union, Inc., filed a voluntary petition for relief pursuant to Chapter 11 of the United States Bankruptcy Code. Current GREKA management acquired Petro Union, Inc. and simultaneously procured on August 28, 1997, an order confirming Petro Union's First Amended Plan of Reorganization from the Bankruptcy Court for the Southern District of Indiana. The bankruptcy court approved the final accounting and closed the bankruptcy proceedings on March 26, 1998.

         During 1998, management of GREKA focused substantially all of its efforts on corporate restructuring, recapitalization and acquisition efforts and an investment in a horizontal drilling pilot program in the Cat Canyon field in California that all were part of implementing its strategic niche growth plan. During the latter part of 1998 and early 1999, management was primarily focused on the acquisition of Saba, which had substantial reserves suited to exploitation by GREKA's horizontal drilling technology, and considerable expenses were incurred in connection with the Saba transactions in the first quarter of 1999. Due to the significance to GREKA of the Saba acquisition, GREKA's management and staff devoted a substantial amount of time and effort to the acquisition.

         On March 22, 1999, the Company, then known as Horizontal Ventures, Inc., changed its name to GREKA Energy Corporation. Effective March 24, 1999, GREKA acquired Saba as a wholly owned subsidiary.

         Immediately subsequent to the completion of the acquisition, management commenced its strategy which resulted in the following material accomplishments:

o In May 1999, the Company's subsidiary assumed full operation of its asphalt refinery which significantly increased, and is expected to continue to increase, operating cash flows.

o Also in May 1999, the Company's subsidiaries secured financing with a new bank, BNY Financial Corporation ("BNY"), for $11 million which was later increased to $12 million in September 1999.

o Further in May 1999, the Company's subsidiary paid $6 million to Bank One Texas, N.A. ("Bank One") to reduce the debt owed by Saba which was in default since 1998.

o In June 1999, the Company's subsidiary sold its non-core assets in Colombia, further reducing its debt by $10 million while maintaining upside potential through either a repurchase option which has recently been exercised or a court order directing rescission of the sale.

o In July 1999, the Company completed the acquisition of all of the Beaver Lake Resources Corporation (the owner of the Company's Canadian assets) shares it did not already own, thereby privatizing Beaver Lake as a wholly owned subsidiary. Greka issued approximately 68,000 shares to complete the acquisition of the minority interest.

o In August 1999, the Company entered into a term sheet to restructure Saba's 9% senior subordinated debentures.

o Also in August 1999, the Company's subsidiary emerged from voluntary bankruptcy following consummation of the sale of its non-core assets in Colombia.

o Further in August 1999, the Company's subsidiary signed a production sharing contract with the China United Coalbed Methane Corporation Ltd. to jointly exploit coalbed methane (CBM) resources in China.

o In November 1999, the Company's subsidiaries closed the financing of a $35 million facility with GMAC Commercial Credit LLC to provide financing to reduce current liabilities and for future acquisitions.

o Also in November 1999, the Company's subsidiary made an additional payment of $11.2 million to Bank One to reduce the defaulted debt owed by Saba.

o Further in November 1999, the Company adopted a shareholder rights plan to preserve the long-term value of the Company for its shareholders.

o In December 1999, the Company announced that its shares commenced trading on the Nasdaq National Market System.

o In February 2000, GREKA announced that it had the option to re-purchase Colombian assets valued at approximately $65 million (PV-10) pursuant to the Company's calculations that a look-back provision, under the agreement by which the assets were sold, is three times greater than the required valuation threshold. In March 2000, GREKA further announced that, subject to a court order directing rescission of the sale, it had exercised its option to re-purchase the Colombian assets for an estimated cost of $12 million which will result in the Company's receipt of assets with a PV-10 value of approximately $65 million at December 31, 1999 (approximately $12.22 per share outstanding). In August 2000, GREKA announced that it had secured the Colombian assets with a court-ordered injunction, prohibiting the transfer, encumbrance or disposition of the assets and related cash flow until the court determines the rights of the parties under the agreement. (See Part II, Item 1-"Legal Proceedings").

o In May 2000, the Company released record first quarter results with an increase by $0.58 of earnings per share, the fourth consecutive quarter of earnings reported by the Company and reflecting twelve months of profitability.

o In June 2000, the Company closed with Canadian Imperial Bank of Commerce ("CIBC") the financing of up to $47.5 million with actual availability subject to borrowing base adjustments. A portion of the proceeds were paid to reduce the current debt of the Company, which payment resulted in the complete elimination of all Bank One debt.

o In June 2000, the Company exchanged $3.3 million of Saba 9% senior subordinated debentures for GREKA debentures.

o In June and July 2000, the Company's Canadian subsidiary sold a portion of its non-producing assets for an aggregate contract price of $0.9 million.

o In August 2000, the Company announced that its daily production increased over 22%, with an 18% increase in oil production and a 34% increase in gas production since December 1999. The Company further highlighted the concentration of its E&P Americas segment on increasing gas production which had risen 66% in June compared to March, through a continuous workover program.

o In August 2000, the Company announced its fifth consecutive quarter of record profits with a 161% increase to the earnings per share reported at $0.81.

o In August 2000, the Company sold its Canadian subsidiary, Beaver Lake Resources Corporation, for a contract price of $649,333 resulting in the Company's disposition of all its non-core oil and gas assets in Canada.

o        In September 2000, the Company settled the matter of Enervest LP v.
         Saba of Texas, Inc. (Case No. 1999-30673, 152nd Judicial District Court of Harris County, Texas, June 1999), which matter was dismissed.

o In October 2000, the Company closed its settlement agreement with Capco Resources, Ltd. and for a total consideration of $5,200,000, bought back 800,000 shares of the Company's common stock which have been cancelled. The Company has voting control through December 31, 2002 of 490,000 shares of the Company's common stock remaining with Capco. The related litigation of Capco Resources, Ltd. v. GREKA Energy Corporation, et al. (Case No. 99-K-2155,U.S. District Court for the District of Colorado, August 1999) has been dismissed.

o In November 2000, the Company reported its sixth consecutive quarter of record profits with a 227% increase to the earnings per share reported at $1.08 for the third quarter.


Cautionary Information About Forward-Looking Statements

         This document contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in or incorporated by reference into this Form 10-Q which address activities, events or developments which the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. These forward-looking statements include, among others, statements concerning:

* the benefits expected to result from GREKA's acquisition of Saba, including

*        synergies in the form of increased revenues,

* decreased expenses and avoided expenses and expenditures that are expected to be realized as a result of the Saba acquisition, and

* the complementary nature of GREKA's horizontal drilling technology and certain oil reserves acquired with the acquisition of Saba, and other statements of:

*        expectations,

*        anticipations,

*        beliefs,

*        estimations,

*        projections, and

other similar matters that are not historical facts, including such matters as:

*        future capital,

* development and exploration expenditures (including the timing, amount and nature thereof),

* drilling and reworking of wells, reserve estimates (including estimates of future net revenues associated with such reserves and the present value of such future net revenues),

*        future production of oil and gas,

*        repayment of debt,

*        business strategies,

*        oil, gas and asphalt prices and demand,

*        exploitation and exploration prospects,

*        expansion and other development trends of the oil and gas industry, and

*        expansion and growth of business operations.

         These statements are based on certain assumptions and analyses made by the management of GREKA in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.

         GREKA cautions the reader that these forward-looking statements are subject to risks and uncertainties, including those associated with:

*        the financial environment,

*        general economic, market and business conditions,

*        the regulatory environment,

*        business opportunities that may be presented to and pursued by GREKA,

*        changes in laws or regulations

*        exploitation and exploration successes,

*        availability to obtain additional financing on favorable conditions,

*        trend projections, and

*        other factors, many of which are beyond GREKA's control,

that could cause actual events or results to differ materially from those expressed or implied by the statements. Such risks and uncertainties include those risks and uncertainties identified in the Management's Discussion and Analysis sections of this document and risk factors discussed from time to time in the Company's filings with the Securities and Exchange Commission.

         Significant factors that could prevent GREKA from achieving its stated goals include:

* the inability of GREKA to obtain financing for capital expenditures and acquisitions,

*        declines in the market prices for oil, gas and asphalt, and

*        adverse changes in the regulatory environment affecting GREKA.

         The cautionary statements contained or referred to in this document should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by GREKA or persons acting on its or their behalf. GREKA undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Long-Term Potential

         Management believes that the results of operations for the three month period ended September 30, 2000 and cash flows of GREKA reported herein are demonstrative of the successful implementation of management's business plan, continue to reflect the long-term potential of the Company. The Company's EBITDA is 54% of its revenue for the three months ended September 30, 2000, and 40% for the nine-month period ended September 30, 2000.

Results of Operations

Comparison of Three Month Periods Ended September 30, 2000 and 1999

         Revenues increased from $9,633,912 for the third quarter of 1999 to $12,305,379 for the third quarter of 2000 primarily as a result of increased production and increased prices.

         General and administrative expenses increased from $760,968 for the third quarter of 1999 to $1,910,922 for the third quarter of 2000 primarily as a result of a $750,000 provision for the Company's employee net profit sharing plan and increased staffing.

         Depreciation, depletion and amortization decreased from $1,111,148 for the third quarter of 1999 to $831,000 for the third quarter of 2000 primarily as a result of the Company having an increased reserve base resulting in a lower depletion rate.

         Interest expense increased from $688,675 for the third quarter of 1999 to $1,162,434 for the third quarter of 2000 primarily as a result of slightly higher interest rates and higher level of borrowings.

Comparison of Nine Months Periods Ended September 30, 2000 and 1999

         Revenues increased from $18,682,475 for the first nine months of 1999 to $35,685,294 for the first nine months of 2000 primarily as a result of increased production and increased prices and as a result of the timing of the acquisition of Saba which did not occur until the last week of the first quarter 1999.

         Production costs increased from $10,283,740 for the first nine months of 1999 to $16,200,408 for the first nine months of 2000 primarily as a result of an increase in the price of crude oil that was purchased by the refinery and as a result of the timing of the acquisition of Saba which did not occur until the last week of the first quarter 1999.

         General and administrative expenses increased from $2,347,971 for the first nine months of 1999 to $5,035,431 for the first nine months of 2000 primarily as a result of a provision of $750,000 in the Company's employee net profit sharing plan and increased staffing.

         Depreciation, depletion and amortization decreased from $2,830,334 for the first nine months of 1999 to $2,420,839 for the first nine months of 2000 is primarily a result of the Company having an increased reserve base resulting in a lower depletion rate.

         Interest expense increased from $1,334,996 for the first nine months of 1999 to $2,974,418 for the first nine months of 2000 primarily as a result of slightly higher interest rates and as a result of the timing of the acquisition of Saba which did not occur until the last week of the first quarter 1999.

Liquidity and Capital Resources

         The working capital deficit at September 30, 2000 was $2,091,753 compared to a working capital deficit of $9,424,950 at December 31, 1999. Current assets increased $9,548,331 from $11,983,973 at December 31, 1999 to $21,532,304 at September 30, 2000 which includes a increase of $2,560,346 in cash and cash equivalents from $97,319 at December 31, 1999 to $2,657,665 at September 30, 2000. The $5,669,220 of refinery raw material and finished product inventories resulted from refinery operations. Interest expense of $1,162,434 for the third quarter of 2000, increased by $473,759 compared to $688,675 for the third quarter of 1999. This increase is primarily the result of slightly higher interest rates and a net increase of interest bearing debt of $4,904,279. Current liabilities increased from $21,408,923 at December 31, 1999 to $23,624,057 at September 30, 2000, a increase of $2,215,134 The current portion of long term debt increased $2,991,386 between the periods, and accounts payable and accrued expenses decreased by $776,252 between these periods.

Cash Flows

         Cash used in operations improved from an outflow of $1,893,153 for the nine months ended September 30, 1999 to an inflow of $2,805,947 for the nine months ended September 30, 2000. Net income for the period, adjusted for non-cash charges, provided $11,475,037 of cash inflow.

         The Company's net cash flows from investing activities increased from a net outflow of $940,913 for the nine months ended September 30, 1999 to an outflow of $4,889,880 for the nine months ended September 30, 2000.

Liquidity

         Under the direction of GREKA's management and in accordance with its business strategy, GREKA has improved its liquidity and expects to have low capital requirements. Specifically, GREKA expects to fund future capital expenditures from its cash flow and lines of credit in place.

Capital Expenditures

         The Company's growth is focused on acquisitions that are synergistic with its technology. It is intended that such acquisitions will be achieved concurrent with the closing of adequate financing. Operationally on the current asset base, the Company expects to fund its annual capital expenditures by its cash flow and lines of credit in place.

         Under the direction of GREKA's management and in accordance with its business strategy, GREKA has improved its liquidity and expects to finance its capital requirements primarily from internal resources. Management believes that the Company has sufficient cash flows for all of its operating and foreseen capital requirements. Further, GREKA intends to achieve the following:

         * Continue to execute an aggressive rework program to return to production existing wells on all properties that have shut-in wells.

         * Utilize the in-house proprietary and cost effective horizontal drilling technology to enhance production in the Santa Maria Valley area.

         * Continue to acquire assets to enhance the benefit of integrated operations that collectively provide for low cost operating expenses and high cash flow.

GREKA's management also believes that the disposition of non-core assets brings opportunities for cost savings, and other synergies, resulting in improved cash flow potential for the long-term growth of GREKA and of shareholder value. Further, these dispositions give GREKA a stronger consolidated asset base upon which it can rely in securing future financing, both equity and debt. However, there is no assurance that any specific level of cost savings or other synergies will be achieved or that such cost savings or other synergies will be achieved within the time periods contemplated, or that GREKA will be able to secure future financing.


Inflation

         GREKA does not believe that inflation will have a material impact on GREKA's future operations.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

         At September 30, 2000, the Company's operations were exposed to market risks primarily as a result of changes in commodity prices, interest rates and foreign currency exchange rates. The Company does not use derivative financial instruments for hedging,speculative or trading purposes.


                           PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

         The following material developments occurred during the quarter ended September 30, 2000 with respect to the legal proceedings reported in the GREKA Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999:

         The matter of Enervest LP v. Saba Energy of Texas, Inc. (Case No. 1999-30673, 152nd Judicial District Court of Harris County, Texas, June 1999) as reported in the GREKA 1999 Annual Report on Form 10-K/A settled and was dismissed in September 2000.

         The matter of Capco Resources, Ltd. v. GREKA Energy Corporation, et al. (Case No. 99-K-2155,U.S. District Court for the District of Colorado, August
1999) as reported in the GREKA 1999 Annual Report on Form 10-K/A settled and was dismissed in October 2000.

         From time to time, the Company and its subsidiaries are a named party in legal proceedings arising in the ordinary course of business. While the outcome of such proceedings cannot be predicted with certainty, management believes it has adequately reserved for these contingencies and does not expect these matters to have a material adverse effect on the Company's financial condition or results of operations.

Item 2. Changes in Securities and Use of Proceeds.

         In October 2000, the Company repurchased 800,000 shares of its common stock from Capco Resources Ltd. and canceled such shares so that they became authorized but unissued shares of common stock. (See Part II, Item 1 above).

Item 3.  Defaults Upon Senior Securities.

         The information required by this Item is incorporated herein by reference to the discussion in Part I Item 1 of the Company's Form 10-K/A for the year ended December 31, 1999 under the subheading "Financing and Debt Restructuring Activities" at page 8.

Item 4. Submission of Matters to a Vote of Security Holders.

         None.

Item 5. Other Information.

         Effective October 19, 2000, Susan M. Whalen resigned as a member of the Board of Directors and as an executive officer of the Company, and Kenton D. Miller was appointed to the Board of Directors to fill the resulting vacancy.

Item 6. Exhibits and Reports on Form 8-K.

     (a) Exhibits. The following exhibits are furnished as part of this report:

         Exhibit No.       Description

         10.1 Settlement Agreement and Release by and among GREKA and Randeep S. Grewal and Capco Resources, Ltd., Capco Energy, Inc., and Ilyas Chaudhary dated August 17, 2000 (filed as
                  Exhibit 10.8 to the Post Effective Amendment No. 1 to the registration statement on Form S-2, file no. 333-45352, and incorporated by reference herein).


         11.1     Computation of Earnings per Common Share*

         27.1     Financial Data Schedule*

* Filed herewith

         (b) During the quarter for which this report is filed, GREKA filed the following Reports on Form 8-K:

Current Report on Form 8-K dated July 7, 2000 which reported events under Item 5, Other Events.

Current Report on Form 8-K dated September 7, 2000 which reported events under
Item 5, Other Events.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                               GREKA ENERGY CORPORATION

Date: November 13, 2000        By:/s/ Randeep S. Grewal
                                  ----------------------------------------
                               Randeep S. Grewal, Chairman and
                               Chief Executive Officer


Date: November 13, 2000        By:/s/ Oswald G. Mechsner
                                  ----------------------------------------
                               Oswald G. Mechsner, Chief Financial Officer

November ______, 2000


                                  [GREKA LOGO]


                            GREKA ENERGY CORPORATION

                                 450,000 SHARES

                                  COMMON STOCK


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                                   PROSPECTUS
                                   SUPPLEMENT

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                            FRIEDMAN BILLINGS RAMSEY

                              SANDERS MORRIS HARRIS


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We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

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